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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                               (Amendment No.   14  )*
                                              ------

                             SHELBY WILLIAMS INDUSTRIES, INC.
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                                  (Name of Issuer)

                            Common Stock, $.05 par value
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                            (Title of Class of Securities)

                                    822135 10 9
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                                   (CUSIP Number)

                                        N/A
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                (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]  Rule 13d-1 (b)

[    ]  Rule 13d-1 (c)

[ X  ]  Rule 13d-1 (d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13G

CUSIP No. 822135 10 9                             PAGE  2  OF  4  PAGES
          -----------                                  ---    ---

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         PAUL N. STEINFELD
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

         U.S.
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       633,332
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       52,553
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    633,332
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    52,553
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         685,885
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        /x/
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(11) Percent of Class Represented by Amount in Row (9)

         7.7
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(12) Type of Reporting Person (See Instructions)

         IN
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                                Page 2 of 4 pages

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ITEM 1 (a)     Name of Issuer:   Shelby Williams Industries, Inc.

ITEM 1 (b)     Address of Issuer's Principal Executive Offices:
               Suite 11-111 Merchandise Mart, Chicago, Illinois 60654

ITEM 2 (a)     Name of Person Filing:     Paul N. Steinfeld

ITEM 2 (b)     Address of Principal Business Office, or, if none, Residence:

               150 Shelby Williams Drive,
               Morristown, Tennessee 37813

ITEM 2 (c)     Citizenship:      U.S.

ITEM 2 (d)     Title of Class of Securities:

               Common Stock, $.05 par value

ITEM 2 (e)     CUSIP Number:    822135 10 9

ITEM 3 Not applicable. (This Schedule is filed pursuant to Rule 13d-1(d).)

ITEM 4         Ownership:

               The following information is provided as of  December 31, 1998:

               (a) Amount Beneficially Owned: 685,885 shares. Includes 8,332 options deemed exercised solely for purposes of this statement.

               (b)  Percent of Class: 7.7%

               (c) The undersigned has sole power to vote and dispose of 633,332 shares, including 8,332 options deemed exercised solely for purposes of this statement. The undersigned has shared power to vote and dispose of (i) 488 shares held by The Steinfeld Foundation, of which the undersigned is one of three directors; and (ii) 52,065 shares held by the undersigned as one of four trustees of issuer's employee stock ownership plan. The undersigned disclaims beneficial ownership of the shares listed in the preceding sentence. The figures in this Item 4 do not include 685,500 shares held by the Manfred Steinfeld Irrevocable Trust UTA 9/15/97 (the "Living Trust"), of which the undersigned is trustee but does not have power to vote or dispose of the shares held by the Living Trust. Manfred Steinfeld is settlor and has sole power to vote and dispose of the shares held by the Living Trust, and holdings and transactions involving shares held by the Living Trust are covered and will be covered by Schedule 13D amendments filed by Manfred Steinfeld. The undersigned disclaims beneficial ownership of the shares held by the Living Trust.

                                Page 3 of 4 pages
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ITEM 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6    Ownership of More than Five Percent on Behalf of Another Person:

          See response to Item 4.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
          Person:

          Not applicable.

ITEM 8    Identification and Classification of Members of the Group:

          Not applicable.

ITEM 9    Notice of Dissolution of Group:

          Not applicable.

ITEM 10   Certifications:

          Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         Dated:                   January 8, 1999
                                    -------------------------------------------

                                                  s/ Paul N. Steinfeld
                                    -------------------------------------------
                                                       Signature

                                                  Paul N. Steinfeld
                                    -------------------------------------------
                                                       Name/Title

ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                Page 4 of 4 pages